

**TSX, NYSE American
Symbol: TMQ**

News Release

Trilogy Metals Provides Update on Project Activities

January 16, 2020 - Vancouver, British Columbia — Trilogy Metals Inc. (**TSX/NYSE American: TMQ**) ("Trilogy Metals" or the "Company") is pleased to provide an update on its current corporate and project activities.

Joint Venture Agreement with South32 Limited

On December 19, 2019 the Company and its Joint Venture partner, South32 Limited (ASX, LSE, JSE: S32; ADR: SOUHY) ("South32"), announced that South32 had exercised its option to acquire a 50% interest in a joint venture company ("Joint Venture") that will own the Upper Kobuk Mineral Projects ("UKMP") located in northwest Alaska.

Trilogy Metals will contribute all of its assets associated with the UKMP and South32 will contribute approximately US$145 million to the Joint Venture. Establishment of the Joint Venture is expected to occur in February 2020 and follows an initial exploration partnership between South32 and Trilogy Metals over three field seasons to advance both parties' geological understanding of the UKMP.

The Company will provide more details on the Joint Venture's planned work program and 2020 exploration activity following its formation. To view the December 19, 2019 press release please go to https://trilogymetals.com/news/2019/south32-and-trilogy-metals-to-form-upper-kobuk-mineral-projects-joint-venture.

Drilling Highlights — Arctic Project

The Company is also pleased to announce final assay results from the geotechnical and hydrological drill program completed at the Arctic poly-metallic volcanogenic massive sulphide ("VMS") deposit (the "Arctic Project"), part of the UKMP located in the Ambler Mining District of Northwest Alaska.

The 2019 Arctic field season was comprised of advanced engineering and environmental work in support of Trilogy Metals' feasibility study for the Arctic Project and permitting. These results will be incorporated into the study which is expected to be completed in the first half of 2020. Following its formation, the Joint Venture intends to undertake further work programs and studies for the Arctic Project.

Geochemical assay results from the geotechnical and hydrological drill program are shown below.

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At a cutoff grade of 0.5% copper equivalent* the results from the new assay results at the Arctic Project are as follows:

- AR19-164 intersected two mineralized intervals of:
  - **5.8 metres with a copper equivalent grade of 4.54%** (1.45% copper, 6.24% zinc, 0.83% lead, 0.28 g/t gold and 32.20 g/t silver); and
  - **16.4 metres with a copper equivalent grade of 7.80%** (5.09% copper, 4.82% zinc, 0.53% lead, 0.47 g/t gold and 47.09 g/t silver).

- AR19-165A intersected one mineralized interval of:
  - **1.8 metres with a copper equivalent grade of 2.97%** (1.66% copper, 1.87% zinc, 0.34% lead, 0.52 g/t gold and 18.87 g/t silver).

- AR19-166 intersected five mineralized intervals of:
  - **5.1 metres with a copper equivalent grade of 6.70%** (2.95% copper, 6.22% zinc, 1.47% lead, 0.75 g/t gold and 51.07 g/t silver);
  - **9.5 metres with a copper equivalent grade of 6.74%** (4.12% copper, 4.78% zinc, 0.46% lead, 0.48 g/t gold and 40.61 g/t silver);
  - **1.6 metres with a copper equivalent grade of 7.84%** (2.71% copper, 10.13% zinc, 2.02% lead, 0.25 g/t gold and 56.36 g/t silver);
  - **6.5 metres with a copper equivalent grade of 3.22%** (1.68% copper, 2.12% zinc, 0.41% lead, 0.47 g/t gold and 35.65 g/t silver); and
  - **8.6 metres with a copper equivalent grade of 7.51%** (3.62% copper, 6.81% zinc, 0.84% lead, 0.87 g/t gold and 56.00 g/t silver).

- AR19-167 intersected one mineralized interval of:
  - **3.0 metres with a copper equivalent grade of 3.63%** (2.40% copper, 2.60% zinc, 0.10% lead, 0.10 g/t gold and 16.92 g/t silver).

- AR19-169 intersected one mineralized interval of:
  - **14.4 metres with a copper equivalent grade of 3.70%** (2.20% copper, 2.61% zinc, 0.33% lead, 0.30 g/t gold and 24.20 g/t silver).

- AR19-170 intersected two mineralized intervals of:
  - **13.7 metres with a copper equivalent grade of 6.24%** (3.36% copper, 5.52% zinc, 0.74% lead, 0.33 g/t gold and 39.19 g/t silver); and
  - **7.1 metres with a copper equivalent grade of 7.17%** (5.27% copper, 2.57% zinc, 0.02% lead, 0.91 g/t gold and 38.75 g/t silver).

- AR19-171 intersected one mineralized interval of:
  - **16.6 metres with a copper equivalent grade of 6.30%** (3.69% copper, 4.24% zinc, 0.85% lead, 0.45 g/t gold and 51.14 g/t silver).

- AR19-172 intersected one mineralized interval of:
  - **16.1 metres with a copper equivalent grade of 1.71%** (1.07% copper, 1.15% zinc, 0.18% lead, 0.10 g/t gold and 9.08 g/t silver).

* Assumptions used for the copper equivalent calculation were metal prices in USD of $2.90/lb copper, $1.10/lb zinc, $0.90/lb lead, $1,250/oz gold, and $18/oz silver. The following equation was used to calculate copper equivalence: CuEq = Copper (%) + (Zinc (%) x 0.379) +(Lead (%) x 0.310) + (Gold (g/t) x 0.629) + (Silver (g/t) x 0.009).

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James Gowans, Interim President and CEO of Trilogy Metals commented, "The latest drilling results continue to demonstrate that not only is the Arctic Project one of the highest grade known polymetallic base metal projects in the world, but it is also incredibly consistent along strike and dip regardless of where you drill at the project. We believe there is the possibility of other "Arctic like" deposits being discovered within the 100-kilometer long Ambler Mining District. Further drilling by the Joint Venture is intended to test targets across the UKMP."

At the Arctic Project and as described above, the Company drilled ten holes comprising 2,422 meters of which eight holes were sampled and sent off for assay analysis. Hole AR19-165 was lost due to technical drilling issues and hole AR19-0168 did not intersect base metal mineralization as it tested the south highwall and did not target the mineralized zones. Drilling at Arctic during the 2019 field season was carried out to support mine design and the collection of further geotechnical and hydrological information. The material will be used for additional metallurgical test work in the future.

The VMS-style mineralization at Arctic was discovered by Bear Creek Mining Company in 1965 and is exposed on the east side of the north trending Arctic Ridge. The rock units exposed are typical of the Ambler Schist sequence and include quartz +/- feldspar and chlorite +/- talc schist, graphitic and graphitic quartz schist, and aphanitic and porphyritic meta-rhyolite units. Massive and semi-massive sulphide mineralization, consisting of chalcopyrite, sphalerite, galena, and tetrahedrite/tennantite, occurs in 0.1 metre to 26-metre bands generally at a contact between graphitic and quartz-chlorite +/- talc schist.

Results for the 2019 drill program at Arctic are presented in **Table 1** at a cutoff grade of 0.5% copper equivalent. All the intersected widths are close to normal to stratigraphy and therefore can be considered to be true widths. **Table 2** shows the drill hole locations. **Figure 1** shows the location of the drill holes on a plan map and **Figure 2** shows a cross-section through drill holes AR19-0164, and AR19-0166. **Figure 3** shows a cross-section through drill holes AR19-0169, AR19-0170 and AR19-0171.

Table 1 - 0.5% Cu Eq cut-off* with maximum 3 m internal waste – Minimum 1.5 m interval

0.5% CuEq	From (m)	To (m)	Length (m)	Cu (%)	Zn (%)	Pb (%)	Au (g/t)	Ag (g/t)	CuEq (%)*
AR19-0164	148.77	154.54	5.77	1.45	6.24	0.83	0.28	32.20	4.54
	161.27	177.68	16.41	5.09	4.82	0.53	0.47	47.09	7.80
AR19-0165A	125.11	126.95	1.84	1.66	1.87	0.34	0.52	18.87	2.97
AR19-0166	155.36	160.51	5.15	2.95	6.22	1.47	0.75	51.07	6.70
	170.18	179.65	9.47	4.12	4.78	0.46	0.48	40.61	6.74
	182.73	184.35	1.62	2.71	10.13	2.02	0.25	56.36	7.84
	194.62	201.15	6.53	1.68	2.12	0.41	0.47	35.65	3.22
	209.53	218.16	8.63	3.62	6.81	0.84	0.87	56.00	7.51
AR19-0167	197.21	200.25	3.04	2.40	2.60	0.10	0.10	16.92	3.63
AR19-0169	127.92	142.34	14.42	2.20	2.61	0.33	0.30	24.20	3.70
AR19-0170	137.77	151.49	13.72	3.36	5.52	0.74	0.33	39.19	6.24
	253.33	260.43	7.10	5.27	2.57	0.02	0.91	38.75	7.17
AR19-0171	50.87	67.42	16.55	3.69	4.24	0.85	0.45	51.14	6.30
AR19-0172	178.49	194.54	16.05	1.07	1.15	0.18	0.10	9.08	1.71

* Assumptions used in USD for the copper equivalent calculation were metal prices of $2.90/lb copper, $1.10/lb zinc, $0.90/lb lead, $1,250/oz gold, and $18/oz silver. The following equation was used to calculate copper equivalence:
CuEq = Copper (%) + (Zinc (%) x 0.379) +(Lead (%) x 0.310) + (Gold (g/t) x 0.629) + (Silver (g/t) x 0.009).

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Table 2 – Arctic Drill Hole Locations

Hole	East (m)	North (m)	Elevation (m)	Azimuth	Dip	Length (m)
AR19-0164	613111	7452991	825	80	-80	182
AR19-0165A	613182	7453348	911	315	-65	222
AR19-0166	613111	7452991	825	0	-90	300
AR19-0167	613341	7453448	986	45	-65	271
AR19-0169	613335	7452909	915	100	-85	200
AR19-0170	613335	7452910	914	0	-90	351
AR19-0171	613508	7452944	947	120	-65	282
AR19-0172	613341	7453448	986	0	-90	240

Figure 1- Map Showing Location of 2019 Drilling Program at Arctic



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Figure 2 – Cross Section of Arctic Drilling Showing Assay Results



Cross Section through AR19-0164 & AR19-0166
Looking North Northwest
A
A'
9.5m @ 4.12% Cu, 4.78% Zn, 0.46% Pb, 0.48g/t Au and 41g/t Ag – 6.74% Cu Eq
(0.5% CuEq cut-off)
16.4m @ 5.09% Cu, 4.82% Zn, 0.53% Pb, 0.47g/t Au and 47g/t Ag – 7.80% Cu Eq
(0.5% CuEq cut-off)
8.6m @ 3.62% Cu, 6.81% Zn, 0.84% Pb, 0.87g/t Au and 56g/t Ag – 7.51% Cu Eq
(0.5% CuEq cut-off)
AR19-0164
AR19-0166
Legend
Quartz-Mica-Schist (QMS)
Grey Schist (GS)
Meta-Rhyolite Porphyry (MRP)
Aphanitic Meta-Rhyolite (AMR)
Sulfide Horizons

Figure 3 – Cross Section of Arctic Drilling Showing Assay Results



Cross Section through AR19-0169, AR19-0170, & AR19-0171
Looking North
B
B'
16.6m @ 3.69% Cu, 4.24% Zn, 0.85% Pb, 0.45g/t Au and 51g/t Ag – 6.30% Cu Eq
(0.5% CuEq cut-off)
14.4m @ 2.20% Cu, 2.61% Zn, 0.33% Pb, 0.30g/t Au and 24g/t Ag – 3.70% Cu Eq
(0.5% CuEq cut-off)
13.7m @ 3.36% Cu, 5.52% Zn, 0.74% Pb, 0.33g/t Au and 39g/t Ag – 6.24% Cu Eq
(0.5% CuEq cut-off)
7.1m @ 5.27% Cu, 2.57% Zn, 0.02% Pb, 0.91g/t Au and 39g/t Ag – 7.17% Cu Eq
(0.5% CuEq cut-off)
AR19-0169
AR19-0170
AR19-0171
Legend
Quartz-Mica-Schist (QMS)
Grey Schist (GS)
Meta-Rhyolite Porphyry (MRP)
Aphanitic Meta-Rhyolite (AMR)
Sulfide Horizons

QA/QC Program

The drill program, sampling protocol, and data verification were managed by qualified persons employed by the Company. Diamond drill holes were typically collared and drilled to depth HQ for the Arctic holes, except for holes AR19-0166 and AR19-170, which were collared PQ. Samples were collected using a 0.13-metre minimum length, a 2.5-metre maximum length and a 1.36-metre average sample length. Drill core recovery averaged 97% for Arctic core. Three quality control samples (one blank, one standard and one duplicate) were inserted into each batch of 20 samples. The drill core was sawn, with half sent to ALS Minerals in Fairbanks for sample preparation and the sample pulps forwarded to ALS's North Vancouver facility for analysis. ALS Minerals is an independent facility certified as ISO 9001:2008 and accredited to ISO / IEC 17025:2005 from the Standards Council of Canada. The assay and QA/QC results were reviewed by a third-party consultant, GeoSpark Consulting Inc. of Nanaimo, British Columbia, and in their opinion shows overall good quality for silver, copper, lead, and gold analyses. The Company submitted 5% of the mineralized assay intervals to an independent check assay lab.

Arctic Feasibility Study

Trilogy Metals continues to progress its Arctic feasibility study which is being prepared by Ausenco Engineering Canada Inc. and John Wood Group PLC based on drill results and studies completed prior to formation of the Joint Venture. Trilogy Metals expects to release its Arctic feasibility study by the end of first half 2020, in advance of further work programs and studies planned to be completed by the Joint Venture.

Ambler Mining District Industrial Access Project ("AMDIAP")

On October 29, 2019 the comment period closed for the AMDIAP Draft Environmental Impact Statement ("EIS"). The Bureau of Land Management ("BLM"), which is the lead agency, is now incorporating the comments into the final EIS. The BLM is expected to provide an update on the timing of the completion of the final EIS soon. The Company wishes to express its sincere appreciation to the BLM for making progress on the EIS process. For more information on the permitting process for the AMDIAP please go to BLM Ambler Road.

Additional Staking of State Claims in the UKMP

In October 2019, Trilogy staked an additional 465 (443 160-acre claims and 22 40-acre claims) Alaska state mining claims adjacent to our existing mining claim block to bring the total mining claims on state land to approximately 75,082 hectares (185,533acres), an increase of 66%. The total land package, including the Bornite Lands, is now approximately 172,675 hectares (426,690 acres) as seen in **Figure 4**. These lands will form part of the assets to be contributed by Trilogy Metals to the Joint Venture.

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Figure 4 – Updated Claims Map of the Upper Kobuk Mineral Projects


N
NANA - Trilogy
Area of Interest
Horse/Cliff
Snow
Sunshine
Shungnak
Ambler State Mining
Claim Group
Tom Tom
Arctic
Nora
BT
Ambler
Ambler River
Bornite
NANA's Bornite & ANSCA Lands
Pardner Hill
Aurora
Kobuk
Shungnak
Kobuk River
Legend
NANA - Selected or Conveyed
State
Federal
Private - Other
Major Deposit
Prospect
0 5 10 20 30
Kilometers

Qualified Persons

Andrew W. West, Certified Professional Geologist, Exploration Manager for Trilogy Metals Inc., is a Qualified Person as defined by National Instrument 43-101. Mr. West has reviewed the technical and scientific information in this news release and approves the disclosure contained herein.

About Trilogy Metals

Trilogy Metals Inc. is a metals exploration and development company focused on exploring and developing the Ambler mining district located in northwestern Alaska. It is one of the richest and most-prospective known copper-dominant districts located in one of the safest geopolitical jurisdictions in the world. It hosts world-class polymetallic VMS deposits that contain copper, zinc, lead, gold and silver, and carbonate replacement deposits which have been found to host high-grade copper and cobalt mineralization. Exploration efforts have been focused on two deposits in the Ambler mining district - the Arctic VMS deposit and the Bornite carbonate replacement deposit. Both deposits are located within the Company's land package that spans approximately 172,636 hectares. On December 19, 2029 South32 Ltd., which is a globally diversified mining and metals company, exercised its option to form a 50/50 joint venture with Trilogy. The Company has an agreement with NANA Regional Corporation, Inc., a Regional Alaska Native Corporation that provides a framework for the exploration and potential

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development of the Ambler mining district in cooperation with local communities. Our vision is to develop the Ambler mining district into a premier North American copper producer.

Company Contact

Patrick Donnelly
Vice President, Corporate Communications & Development
patrick.donnelly@trilogymetals.com
604-630-3569


604-638-8088 or 1-855-638-8088
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Cautionary Note Regarding Forward-Looking Statements

This press release includes certain "forward-looking information" and "forward-looking statements" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein, including, without limitation, the Company's ability to discover additional "Arctic like" deposits in the Ambler Mining District and the timing and status of the Arctic feasibility study, the timing and updates regarding the joint venture are forward-looking statements. The assay results disclosed in this press release should not be considered representative of other drilling results for future drilling campaigns. Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "intends", "estimates", "potential", "possible", and similar expressions, or statements that events, conditions, or results "will", "may", "could", or "should" occur or be achieved. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations include the uncertainties involving success of exploration, permitting timelines, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, supplies and services the interpretation of drill results, the need for additional financing to explore and develop properties and availability of financing in the debt and capital markets; uncertainties involved in the interpretation of drilling results and geological tests; the need for cooperation of government agencies and native groups in the development and operation of properties; the need to obtain permits and governmental approvals; unanticipated variation in geological structures, metal grades or recovery rates; unexpected cost increases, which could include significant increases in estimated capital and operating costs; fluctuations in metal prices and currency exchange rates; and other risks and uncertainties disclosed in the Company's Annual Report on Form 10-K for the year ended November 30, 2018 filed with Canadian securities regulatory authorities and with the United States Securities and Exchange Commission and in other Company reports and documents filed with applicable securities regulatory authorities from time to time. The Company's forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. The Company assumes no obligation to update the forward-looking statements or beliefs, opinions, projections, or other factors, should they change, except as required by law.

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